Exhibit (a)(5)(i)

2 Changi South Lane Singapore 486123	65.6299.8888 Main www.flextronics.com
PRESS RELEASE
Flextronics contacts:
Warren Ligan or Cindy Klimstra
Investor Relations
1-408-576-7722
investor_relations@flextronics.com
Renee Brotherton
Vice President, Corporate Communications
1-408-576-7189
renee.brotherton@flextronics.com
Flextronics Announces Modified Dutch Tender Offer for 1% Convertible Subordinated Notes
Singapore, December 1, 2008 — Flextronics International Ltd. (NASDAQ: FLEX) (“Flextronics”) announced today that it is commencing a cash tender offer (the “Tender Offer”) to purchase its outstanding 1% Convertible Subordinated Notes due August 1, 2010 (the “Notes”) in an aggregate principal amount not to exceed $250,000,000 (the “Maximum Acceptance Amount”), at a purchase price per $1,000 principal amount determined in accordance with a modified “Dutch auction” procedure. The terms and conditions of the Tender Offer are described in the Offer to Purchase dated December 1, 2008 (the “Offer to Purchase”), copies of which may be requested from Georgeson Inc., the Information Agent for the Tender Offer, using the phone numbers set forth below. The Tender Offer is not conditioned on any minimum amount of Notes being tendered. The Company is making the Tender Offer in order to acquire outstanding Notes in an aggregate principal amount up to the Maximum Acceptance Amount.
The consideration payable pursuant to the Tender Offer per $1,000 principal amount of Notes validly tendered and accepted for purchase by Flextronics will be a price not greater than $870 per $1,000 principal amount and will be determined based on a formula consisting of a base price equal to $780 (the “Base Price”) plus a clearing premium not to exceed $90. The clearing premium with respect to the Notes will be the lowest single premium at which Flextronics will be able to purchase the Maximum Acceptance Amount by accepting validly tendered Notes with bid premiums equal to or lower than the clearing premium. If the aggregate amount of Notes validly tendered at or below the clearing premium would cause Flextronics to purchase more than the Maximum Acceptance Amount, then holders of the Notes tendered at and below the clearing premium will be subject to proration based on the principal amount of Notes tendered by each holder. Flextronics will pay accrued and unpaid interest on all Notes tendered and accepted for payment in the Tender Offer from the last interest payment date to, but not including, the date on which the Tender Offer consideration is delivered to the Depositary.
The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, on December 29, 2008, unless extended or earlier terminated (the “Expiration Date”). Tendered Notes may be withdrawn at any time on or prior to the Expiration Date. The Tender Offer is not conditioned on financing, but is subject to the satisfaction of certain customary conditions.

2 Changi South Lane Singapore 486123	65.6299.8888 Main www.flextronics.com
PRESS RELEASE

Tender Offer for 1% Convertible Subordinated Notes due August 1, 2010
Total
			Maximum	Consideration
		Outstanding	Acceptance	(Acceptable Bid
Series of Notes	CUSIP No.	Principal Amount	Amount	Price Range) (1)

1.0% Convertible Subordinated Notes due 2010	33938EAK3 and 33938EAL1	$499,992,000	$250,000,000	$780.00-$870.00
(1) Per $1,000 principal amount of Notes that are accepted for purchase.
Flextronics has retained Citi to act as the dealer manager for the Tender Offer. The Information Agent for the Tender Offer is Georgeson Inc. and Computershare Trust Company, N.A. is the Depositary. Questions regarding the Tender Offer should be directed to the Dealer Manager at 800-558-3745 (toll-free) or 212-723-6106 (collect). Requests for documentation should be directed to the Information Agent at (212) 440-9800 (for banks and brokers only) or (800) 843-9819 (for all others toll-free).
This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes. The Tender Offer is being made solely pursuant to the applicable Offer to Purchase and related documents.
The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Flextronics by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
About Flextronics
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer digital, industrial, infrastructure, medical and mobile OEMs. With the acquisition of Solectron, pro forma fiscal year 2008 revenues were more than US$33.6 billion. Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. For more information, please visit www.flextronics.com.
Certain statements made in this press release, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words “will,” “may,” “designed to,” “believe,” “should,” “anticipate,” “plan,” “expect,” “intend,” “estimate” and similar expressions identify forward-looking statements, which speak only as of the date of this press release. These statements include Flextronics’s plan to purchase up to $250,000,000 million in aggregate principal amount of Notes in the Tender Offer. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in the Schedule TO-I that Flextronics plans to file with the Securities and Exchange Commission (“SEC”) in respect of the Tender Offer and in its Annual Report on Form 10-K/A, as well as in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.